EXHIBIT 99

PRESS RELEASE

Magna Posts 2022 Annual Report

AURORA, Ontario, March 31, 2023 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that its 2022 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, Annual Information Form (AIF) and Form 40-F, are now available on the company’s website, www.magna.com.  Magna has also filed these documents with the Canadian Securities Administrators (accessible through its website at www.sedar.com) and the U.S. Securities and Exchange Commission (accessible through its website at www.sec.gov/edgar).

Our 2023 Annual Meeting of Shareholders will be held on Thursday, May 11, 2023, commencing at 10:00 a.m. (Eastern Daylight Time). The meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/MGA2023.

Magna will provide a hard copy of its audited financial statements as contained in our 2022 Annual Report to Shareholders, free of charge, on request through our website or in writing to Magna International Inc., Attn: Corporate Secretary, 337 Magna Drive, Aurora, ON, Canada L4G 7K1.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com, 248.761.7004

OUR BUSINESS1
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 168,0002 employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 343 manufacturing operations and 88 product development, engineering and sales centres spanning 29 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

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1 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
2 Number of employees includes approximately 158,000 employees at our wholly owned or controlled entities and over 10,000 employees at certain operations accounted for under the equity method.